SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 10, 2005

JSG FUNDING PLC

(formerly known as MDP Acquisitions plc)

(Translation of registrant’s name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland
Telephone: +353 (1) 202-7000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

2005 Second Quarter Results

3 months ended June 30, 2005

August 9, 2005: JSG Funding plc (‘JSG’ or the ‘Group’) today announced results for the 3 months ended June 30, 2005.

	2Q ‘05 €M	2Q ‘04 €M	Change %	2Q ‘05 €M	1Q ‘05 €M	Change %	1H ‘05 €M	1H ‘04 €M	Change %

Net sales - continuing	1,085	1,086	Unch.	1,085	1,038	5%	2,123	2,152	(1)%

EBITDA* - continuing	128	133	(3)%	128	109	17%	238	256	(7)%

EBITDA* Margin – continuing	11.8%	12.2%	(3)%	11.8%	10.5%	12%	11.2%	11.9%	(6)%

* Pre-exceptional EBITDA of subsidiaries only. Continuing operations exclude Munksjö’s specialty operations and the KHCC.

Net Sales	1,097	1,226	(11)%	1,097	1,052	4%	2,148	2,426	(11)%

EBITDA*	129	158	(18)%	129	109	19%	238	300	(21)%

EBITDA* Margin	11.8%	12.9%	(9)%	11.8%	10.3%	14%	11.1%	12.4%	(11)%

* Pre-exceptional EBITDA of subsidiaries only

Free cash flow	13	70	(81)%	13	(33)	NM	(20)	83	NM

Net debt at period end (including capital leases)	2,499	3,074	(19)%	2,499	2,621	(5)%	2,499	3,074	(19)%

Second Quarter, 2005: Summary

2005 second quarter results reflect continued generally difficult market conditions in Europe while JSG’s Latin American operations continued to perform well and reported improved performance on 2004 levels despite the negative translation impact of a weaker US dollar. JSG completed the disposal of Munksjö’s speciality operations in May 2005 with the sale of the tissue business. The specialty paper and pulp operations had previously been sold with effect from January 1, 2005. The disposal of Munksjö’s specialty operations has a significant impact on the comparison of our reported results with those of 2004. Therefore, the focus of this release is JSG’s continuing operations, which exclude the disposed Munksjö operations as well as The Kildare Hotel & Country Club (KHCC), which was sold in June 2005.

Despite market conditions, JSG is reporting sales, from continuing operations, for the second quarter, of €1,085 million, broadly unchanged from the comparable period in 2004. The underlying performance is different year-on-year, however, with higher sales in Latin America largely offset by lower sales in Europe. The decline in EBITDA, from continuing operations, is a consequence of difficult market conditions in Europe and primarily reflects lower average selling prices and, to a lesser extent, lower sales volumes, in the second quarter of 2005.

Second Quarter, 2005: Year-on-year performance

Second quarter continuing net sales of €1,085 million were unchanged on the second quarter of 2004. Second quarter continuing EBITDA, before exceptional items, of €128 million declined 3% against €133 million in the second quarter of 2004 representing a margin on net sales of 11.8% and 12.2% respectively. Pre-exceptional EBITDA in the second quarter of 2005 was enhanced by certain one-off gains, which arose primarily in Europe. These gains principally relate to a successful energy supply claim, compensation for the termination of an energy supply contract in Sweden and an adjustment to JSG’s labour costs in Norway. Excluding these, the margin would be approximately 10.8%.

Second Quarter, 2005: Quarter-on-quarter performance

Second quarter continuing net sales of €1,085 million increased 5% against €1,038 million in the first quarter of 2005. Improved volumes in both Europe and Latin America resulted in second quarter continuing EBITDA, before exceptional items, increasing 17% to €128 million against €109 million in the first quarter of 2005 representing a margin on net sales of 11.8% and 10.5% respectively. Pre-exceptional EBITDA in the second quarter of 2005, as outlined, was enhanced by certain one-off gains, primarily in Europe. Such items were modest in the first quarter of 2005 as gains in Europe were offset by a currency adjustment in Latin America, principally reflecting the devaluation of the Venezuelan Bolivar.

Second Quarter, 2005: Summary Cash Flows & Capital Structure

Free cash flow in the second quarter of €13 million compares to €70 million in the same period in 2004. The decrease reflects reduced pre-tax profits, lower add-backs in 2005 for depreciation (reflecting mainly the absence of Munksjö’s specialty operations) and non-cash interest, lower fixed asset sales and an increased working capital outflow year-on-year.

Net borrowing at June 30, 2005 was €2,499 million (including €16 million capital leases), a reduction of €121 million from March 2005 levels. Debt reduction primarily reflects the disposal of the KHCC during the second quarter. The benefit of this inflow was partly offset by a currency translation loss of €32 million during the quarter. This reflects an increase in the value of non-euro denominated debt due to the relative weakening of the euro against the U.S. dollar. Net debt to capitalisation was 75.7% at June 30, 2005 compared to 76.9% and 77.0% at March 2005 and December 2004 respectively.

First Half 2005: Year-on-year performance

First half continuing net sales of €2,123 million declined 1% against €2,152 million in the first half of 2004. Continuing EBITDA, before exceptional items, of €238 million, for the first half, declined 7% against €256 million in the first half of 2004 representing a margin on net sales of 11.2% and 11.9% respectively.

Corporate Activity: Sale of Assets

On June 1, 2005, JSG announced the disposal of assets comprising The Kildare Hotel & Country Club and the site of the former Clonskeagh paper mill. The proceeds from the sale, of approximately €115 million, before costs, were applied to debt reduction during the quarter. This asset sale continues JSG’s established strategy of monetizing non-core assets and sharpening its strategic and operational focus. The disposal provides financial benefit to JSG in the form of reduced debt levels and lower debt servicing costs.

On July 11, 2005, JSG finalised the agreement to sell the Pomona Newsprint Mill. Total proceeds, before costs, amounted to approximately US$ 10.6 million (€9 million) and are payable over a number of years.

Product Market Overview

Europe

European market conditions, in general, continued to be difficult on both the supply and the demand side in the second quarter. There was some volume improvement in certain corrugated markets towards the end of the second quarter, but there was continuing pressure on containerboard prices which is, in turn, putting pressure on corrugated prices.

Kraftliner volumes declined 4% on the second quarter of 2004. The decline in kraftliner volumes year-on-year reflects the relative strength of the market in 2004 compared with the current year. On the supply side, pricing pressure reflects increased imports of kraftliner into the European market. European kraftliner imports include increased tonnage from the US which had, before 2005, been in decline. Kraftliner prices remain under pressure. Prices, at the end of the second quarter, were €10 to €15 per tonne below second quarter 2004 levels. Prices continued under pressure into July. The performance of JSG’s kraftliner mills was also negatively impacted by increases in energy and other input costs during the quarter.

Excluding the impact of the closure of JSG’s Cordoba and Clonskeagh mills and the sale of JSG’s Voghera mill, recycled containerboard volumes increased 1% in the second quarter of 2005 compared with the second quarter of 2004. Growth of 1% is in line with market growth; the absolute decline of 5% year-on-year reflects the absence of the closed and disposed mills in 2005. Recycled containerboard prices continued to decline during the second quarter, reflecting new capacity growth, with overall average prices down by approximately €10 per tonne on second quarter 2004 levels. OCC prices have remained relatively stable, during the same period, which has resulted in a margin squeeze in recycled containerboard.

JSG’s overall European corrugated volumes, in the second quarter of 2005, increased 4% on the second quarter of 2004. The growth reflects the fact that Easter occurred in the first quarter of 2005 as opposed to the second quarter of 2004, with a consequent impact of shipping days, and also specific customer issues in particular countries – specifically Germany and Spain. While there was some evidence of improved market conditions towards the end of the quarter, we are not, as yet, seeing the emergence of a broad-based sustained recovery. Corrugated prices declined marginally during the second quarter but JSG’s corrugated operations are benefiting from reduced containerboard prices which have helped protect margins despite difficult market conditions. Declining paper prices and the highly competitive environment means that there is continued downward pressure on corrugated pricing.

Latin America

JSG’s Latin American operations continue to report improved results reflecting strong performances in each of JSG’s countries of operation. During the second quarter, the strongest financial performances year-on-year were in Colombia and Mexico. Overall containerboard and corrugated volumes in the second quarter increased 8% and 13% (corrugated increased 11% excluding the new box plant in Chile) on the second quarter of 2004 respectively.

Colombian containerboard and corrugated volumes increased 11% and 17% respectively in the second quarter of 2005 compared with the second quarter of 2004. This growth reflects the continued strength of the Colombian economy and some export led growth. In Mexico, following a difficult first quarter, containerboard and corrugated volumes increased 8% and 2% respectively in the second quarter of 2005 compared with the second quarter of 2004. Containerboard volumes in the quarter benefited from increased third party sales and higher integration levels, while the more modest increase in corrugated volumes reflects underlying demand growth in the country.

While JSG’s Venezuelan containerboard volumes were broadly unchanged, corrugated volumes were higher in the second quarter of 2005 compared to the same period in 2004 reflecting improved domestic demand. JSG’s results in 2005 were, however, negatively impacted by the devaluation of the Bolivar and significant price pressure from imports. Reflecting the continued recovery of the Argentinean economy, both containerboard and corrugated volumes were higher than in the second quarter of 2004. JSG’s investment in Chile is progressing well although more slowly than anticipated.

Second Quarter, 2005: Cash Flows & Capital Structure

Free cash flow in the second quarter of €13 million compares to €70 million in 2004. The decrease reflects lower pre-tax profits, lower add-backs in 2005 for depreciation and non-cash interest, lower fixed asset sales and an increased working capital outflow year-on-year.

Without Munksjö’s specialty operations in 2005, depreciation was lower than in the second quarter of 2004 although capital expenditure was broadly similar quarter-on-quarter. Capital expenditure during the second quarter was €45 million representing approximately 81% of JSG’s depreciation stream. Working capital increased by €19 million in the quarter to €349 million at June 30, 2005. This represented 8% of annualised net sales compared to 7.7% at March 2005 and 9.6% at June 30, 2004.

In the second quarter of 2005, the net surplus from financing and investment activity was €48 million. This represents part of the proceeds from the sales of Munksjö’s tissue business and the KHCC. The total of €48 million comprises €25 million and €23 million in respect of the tissue business and the KHCC respectively, with the remaining €92 million of the total proceeds for the KHCC of €115 million being shown as a repayment of inter-company debt.

The net cash inflow for the second quarter of €61 million was increased by €92 million of KHCC inter-company debt repaid and offset by a negative currency adjustment of €32 million and by accrued non-cash interest of €1 million. With the redemption of the PIK debt in early 2005, the interest add-back is considerably lower than in 2004.

The euro weakened by 7% relative to the US dollar during the quarter. As a consequence, the value of non-euro debt increased by €32 million. In total, net borrowing declined by €121 million from approximately €2,605 million (€2,621 million including leases) at March 2005 to €2,483 million (€2,499 million including leases) at June 2005.

Summary cash flows for the second quarter and first half of 2005 are set out in the following table.

	3 months to June 30, 2005	3 months to June 30, 2004	6 months to June 30, 2005	6 months to June 30, 2004
	€ Million	€ Million	€ Million	€ Million
Profit before tax - subsidiaries	11	17	(57)	11
Exceptional items	(8)	(15)	(41)	(15)
Depreciation and depletion	55	69	110	135
Goodwill amortization	8	9	18	21
Non cash interest expense	8	16	40	31
Refinancing costs	—	—	53	—
Working capital change	(19)	(4)	(32)	(17)
Capital expenditure	(45)	(42)	(83)	(81)
Change in capital creditors	4	(6)	(10)	(13)
Sales of fixed assets	9	18	10	22
Tax paid	(6)	(4)	(20)	(23)
Dividends from associates	3	3	3	3
Other	(7)	9	(11)	9
Free cash flow	13	70	(20)	83

Investments	(1)	(4)	(2)	(5)
Sale of businesses and investments	48	—	324	—
Dividends paid to minorities	(4)	(4)	(5)	(5)
Deferred debt issue costs	—	—	(8)	—
Transaction fees	—	(1)	—	(2)
Transfer of cash from affiliates	5	—	5	11
Refinancing costs	—	—	(53)	—
Net cash inflow	61	61	241	82

Net cash/(debt) disposed	1	—	(4)	—
Munksjö inter-company debt repaid	—	—	157	—
KHCC inter-company debt repaid	92	—	92	—
Non-cash interest accrued	(1)	(12)	(12)	(22)
Currency translation adjustments	(32)	(4)	(62)	(32)
Decrease in net borrowing	€121	€45	€412	€28

Performance Review and Outlook

Gary McGann, JSG’s CEO commented, “Our financial performance, for the second quarter, again reflects extremely challenging business conditions in Europe offset by an increased contribution from Latin America. Our Latin American operations continue to perform well.

Europe is a market characterised by capacity growth which significantly exceeds demand growth. We expect that these conditions will prevail unless there is either a significant and sustained increase in demand for corrugated or structural change within the European containerboard industry.

During the quarter, we reported significant progress on debt paydown. We continued our programme of monetizing non-core assets, sharpened our strategic focus, reduced debt and lowered our overall debt servicing costs. Our focus remains on delivering improved financial performance at all points of the industry cycle.

The intensive focus of our management team continues to be on managing the cost base and those elements of the business which are within our control, to ensure our businesses are well positioned to benefit from an industry upturn.”

Website access to reports

The Registrant’s annual report on Form 20-F, current reports on Form 6-K and all amendments to those reports are made available free of charge through the Registrant’s website (www.smurfit-group.com) as soon as practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

Contacts				Information

Gary McGann	Chief Executive Officer	Jefferson Smurfit Group	+353 1 202 7000	Beech Hill, Clonskeagh
Tony Smurfit	President & COO	Jefferson Smurfit Group	+353 1 202 7000	Dublin 4
Ian Curley	Finance Director	Jefferson Smurfit Group	+353 1 202 7000	Ireland
Brian Bell		WHPR	+353 87 243 6130	Ph +353 1 202 7000
Mark Kenny		K Capital Source	+353 1 631 5500	smurfit@kcapitalsource.com

JSG Funding plc

Summary Group Profit and Loss Accounts

	3 months to June 30, 2005	3 months to June 30, 2004	6 months to June 30, 2005	6 months to June 30, 2004
	€000	€000	€000	€000

Turnover
Continuing operations	1,085,124	1,085,821	2,123,075	2,152,380
Discontinued operations	11,514	140,400	25,205	273,776
	1,096,638	1,226,221	2,148,280	2,426,156
Cost of sales	793,103	877,637	1,556,325	1,747,809
Gross profit	303,535	348,584	591,955	678,347
Net operating expenses	234,923	264,030	475,737	525,970
Reorganization and restructuring costs	2,186	5,655	11,792	5,655
Operating profit subsidiaries
Continuing operations	66,271	59,292	106,182	113,872
Discontinued operations	155	19,607	(1,756)	32,850
	66,426	78,899	104,426	146,722
Share of associates’ operating profit	2,445	3,354	3,498	6,023
Total operating profit	68,871	82,253	107,924	152,745

Profit on sale of assets	8,362	15,072	45,324	15,072

Interest income	3,148	1,861	6,761	3,891
Interest expense	(59,843)	(74,420)	(126,229)	(146,252)
Loss from early extinguishment of debt	(4,018)	—	(80,434)	—
Share of associates’ net interest	(347)	(399)	(579)	(502)
Total net interest	(61,060)	(72,958)	(200,481)	(142,863)

Other financial expense	(3,213)	(3,926)	(6,531)	(7,959)

Profit / (loss) before taxation	12,960	20,441	(53,764)	16,995
Taxation
Group	10,021	2,862	18,957	22,649
Share of associates	609	997	599	898
	10,630	3,859	19,556	23,547

Profit / (loss) after taxation	2,330	16,582	(73,320)	(6,552)
Equity minority interests	3,660	3,411	5,321	7,123
(Net loss) / retained profit	€(1,330)	€13,171	€(78,641)	€(13,675)

Companies (Amendment) Act, 1986

The financial statements included in this report do not comprise ‘full group accounts’ within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group accounts would have to comply with the disclosure and other requirements of those Regulations. Full group accounts for the year ended December 31, 2004 have received an unqualified audit report and have been filed with the Irish Registrar of Companies.

JSG Funding plc

Segmental Analyses

Sales - third party

	3 months to June 30, 2005	3 months to June 30, 2004	6 months to June 30, 2005	6 months to June 30, 2004
	€000	€000	€000	€000

Packaging	776,475	784,019	1,523,504	1,569,272
Specialties	124,668	264,697	248,220	515,384
Europe	901,143	1,048,716	1,771,724	2,084,656
Latin America	195,495	177,505	376,556	341,500
	€1,096,638	€1,226,221	€2,148,280	€2,426,156

Profit / (loss) before taxation

	3 months to June 30, 2005	3 months to June 30, 2004	6 months to June 30, 2005	6 months to June 30, 2004
	€000	€000	€000	€000

Packaging	40,089	38,732	69,428	73,893
Specialties	9,811	29,523	14,926	49,058
Associates	1,784	2,813	2,815	4,706
Europe	51,684	71,068	87,169	127,657

Packaging	30,046	29,324	56,249	57,771
Associates	661	541	683	1,317
Latin America	30,707	29,865	56,932	59,088

Centre costs	(6,218)	(7,458)	(12,867)	(15,065)

Profit before goodwill amortization, interest, and exceptional items	76,173	93,475	131,234	171,680
Goodwill amortization	(8,329)	(9,493)	(18,049)	(21,239)
Group net interest	(56,695)	(72,559)	(119,468)	(142,361)
Loss from early extinguishment of debt	(4,018)	—	(80,434)	—
Share of associates’ net interest	(347)	(399)	(579)	(502)

Profit / (loss) before exceptional items	6,784	11,024	(87,296)	7,578

Reorganization and restructuring costs	(2,186)	(5,655)	(11,792)	(5,655)
Profit on the sale of assets and businesses	8,362	15,072	45,324	15,072
Profit / (loss) before taxation	€12,960	€20,441	€(53,764)	€16,995

JSG Funding plc

Summary Group Balance Sheets

	June 30, 2005	June 30, 2004
	€000	€000
Assets Employed
Fixed Assets
Intangible assets	1,305,717	1,423,295
Tangible assets	1,975,289	2,398,994
Financial assets	83,154	82,752
	3,364,160	3,905,041

Current Assets
Stocks	402,619	479,431
Debtors	931,573	1,008,950
Amounts due by affiliates	408	358
Amount due by affiliates after more than one year	268,289	270,699
Cash at bank and in hand	131,114	170,248
	1,734,003	1,929,686
Creditors (amounts falling due within one year)	1,142,425	1,226,648
Net current assets	591,578	703,038
Total assets less current liabilities	€3,955,738	€4,608,079

Financed by
Creditors (amounts falling due after more than one year)	2,452,869	3,009,363
Government grants	13,407	14,957
Provisions for liabilities and charges	185,368	230,740
Pension liabilities (net of deferred tax)	373,777	368,845
	3,025,421	3,623,905

Capital and Reserves
Called up share capital	40	40
Other reserves	937,405	920,650
Profit and loss account	(135,343)	(55,146)
Group shareholders’ funds (equity interests)	802,102	865,544

Minority interests (equity interests)	128,215	118,630
	930,317	984,174
	€3,955,738	€4,608,079

JSG Funding plc

Statement of Total Recognized Gains and Losses

	6 months to June 30, 2005	6 months to June 30, 2004
	€000	€000

(Loss) for the period
- Group	(79,108)	(14,680)
- Associates	467	1,005
	(78,641)	(13,675)

Translation adjustments on foreign currency net investments
- Group	(8,597)	(10,131)

Actuarial gain / (loss) recognized in retirement benefits schemes	20,239	(6,006)

Total recognized gains and losses relating to the period
- Group	(67,466)	(30,817)
- Associates	467	1,005
	€(66,999)	€(29,812)

Reconciliation of Movements in Shareholders’ Funds

	6 Months to June 30, 2005	12 Months to December 31, 2004
	€000	€000

At beginning of year	869,101	895,356
(Loss) for the period	(78,641)	(34,489)
Actuarial gain / (loss) recognized in retirement benefit schemes	20,239	(6,988)
Translation adjustments on foreign currency net investments	(8,597)	15,222
At end of period	€802,102	€869,101

Reconciliation of net income to EBITDA, before exceptional items

	3 months to June 30, 2005	3 months to June 30, 2004	6 months to June 30, 2005	6 months to June 30, 2004
	€000	€000	€000	€000

(Net loss) / retained profit	(1,330)	13,171	(78,641)	(13,675)
Equity minority interests	3,660	3,411	5,321	7,123
Taxation	10,630	3,859	19,556	23,547
Share of associates’ operating profit	(2,445)	(3,354)	(3,498)	(6,023)
Profit on sale of assets and operations - subsidiaries	(8,362)	(15,072)	(45,324)	(15,072)
Reorganization and restructuring costs	2,186	5,655	11,792	5,655
Total net interest	61,060	72,958	200,481	142,863
Depreciation, depletion and amortization	63,945	77,737	128,249	155,905
EBITDA before exceptional items	€129,344	€158,365	€237,936	€300,323

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JSG FUNDING PLC

Date: August 10, 2005	By:	/s/ IAN J. CURLEY
Ian J. Curley
Director and Chief Financial Officer